UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[   ]  Form 10-K [   ] Form 20-F [   ] Form 11-K [X] Form 10-Q [   ] Form N-SAR [   ] Form N-CSR

For the Period ended March 31, 2006

[   ] Transition Report on Form 10-KSB
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-QSB
[   ] Transition Report on Form N-SAR
For the Transition Period Ended

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant Axion Power International, Inc.

Former Name if Applicable N/A

Address of Principal Executive Office 100 Caster Avenue

City, State, Zip Code Woodbridge, Ontario, Canada L4L 5Y9

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following information should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CSR, or

the transition report or portion thereof could not be filed within the prescribed period.

On February 14, 2006, our newly organized subsidiary Axion Battery Products, Inc., entered into an agreement to purchase all of the equipment, inventory and other tangible assets of the New Castle Battery Manufacturing Company, Inc. from National City Bank, Pennsylvania (“NCB”) in a foreclosure sale conducted pursuant to the provisions of Article 9 of the Pennsylvania Uniform Commercial Code. The assets are purchased by ABP and include all equipment, molds, inventories, parts, supplies, trademarks, copyrights, patents, other intellectual property rights, permits, licenses and general intangible assets that were subject to the bank’s security interest.

As a result of the acquisition and the additional documentation associated with the consolidation of a new subsidiary in our financial statements, we will be unable to complete the preparation of the necessary financial statements prior to the filing due date for the Form 10-QSB without unreasonable effort or expense.

We will file the Form 10-QSB no later than the 5th calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Peter Roston, Chief Financial Officer	(905) 264-1991
(Name)	(Telephone)

(2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).
 [X] Yes[  ] No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 [X] Yes[  ] No

We had no revenues and originally reported a net loss of approximately $2.2 million, or $0.16 per common share, for the three months ended March 31, 2005. As a result of errors discovered during the course of our audit, we are restating our Form 10-QSB for the three-months ended March 31, 2005.

Our reported net loss for the three-months ended March 31, 2006 is expected to be substantially lower than our restated net loss for the comparable period in 2005 because of decreased spending for administrative expenses; decreased spending for research and development expenses; and decreased expenses associated with nonrecurring equity transactions. We expect to report a loss of approximately $2.2 million for the three months ended March 31, 2006.

Axion Power International, Inc. has caused this notification to be filed on its behalf by the undersigned thereunto duly authorized

Dated: May 12, 2006	By: /s/
Thomas Granville, Chief Executive Officer